EXHIBIT 17




MEMORANDUM

TO:      David Kilpatrick
         Dennis Swenson
         Bryce Rhodes
         Alan Talesnick

RE:      Resignation

Date:    25 July 2006


Gentlemen:

         I officially resign my position as President, Chief Executive Office, Chief Financial Officer, and Director of PYR Energy Corporation. These resignations are effective immediately. I have come to realize that the Company is best served by a fresh start and change in leadership.

Sincerely:



D. Scott Singdahlsen